Exhibit 99.18

PRESS RELEASE

Tuesday, April 3, 2007

Inter-Citic Announces Expanded Exploration Plan At Dachang Gold Project For 2007.

Drilling of newly discovered gold zones to begin May 1st . Up to 30,000 metres of drilling planned.

April 3, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, is pleased to announce the Company’s plans for its 2007 exploration season at its Dachang Gold Project in China.

“Our plans for 2007 are intended to provide us with the opportunity to expand the gold resources of the Company while maintaining our focus on relatively near surface mineralization,” said James Moore, President and CEO of Inter-Citic. “For this reason much of our work will focus on drill testing exposed gold mineralization discovered during 2006 in the immediate vicinity of the Dachang Main Zone. As a result of our work during 2006, the Company has an inventory of drill targets which we will begin testing on May 1st. Additional targets will be added to our inventory as we assess the results of our mechanized trenching program which is scheduled to commence June 1st.”

DRILLING PROGRAM

Inter-Citic has identified numerous drill targets from the previous season of exploration at Dachang. The Company intends to begin drilling on three new areas of gold mineralization already confirmed to be mineralized by trenching in 2006. These include three new areas of discovery (Placer Valley, DMZ Offset and Little Ruby) near the Dachang Main Zone resource area, as reported in the Company’s press release of February 7, 2007. All three of these zones are open along strike and together have an aggregate surface zone length of approximately 1.3 kilometres. They have already been trenched on 40m intervals along strike in preparation for drilling. The goal of the new drilling program is to further expand the Company’s resource inventory by exploring new areas of the property known through trenching to show mineralization.

Inter-Citic owns two North American diamond drills which remain permanently on site at its Dachang Gold Project. While the Company believes that it can reasonably achieve its productivity targets with the current equipment it is actively exploring the possibility of additional equipment being deployed and will make a final determination on this as the results of the first phase of work are fully evaluated. The Company will continue using HQ drill core, which it changed to in the latter part of 2006, and was pleased with the improved core recovery from the fault zone.

The Company has been very successful in identifying mineralized zones for drilling through systematic soil and trench sampling. Inter-Citic will continue to drill targets identified through surface and trench samples throughout the year.

TRENCHING PROGRAM

Mechanical trenching utilizing three backhoes will begin in June in the vicinity of the Dachang Main Zone, which hosts part of Inter-Citic’s inferred gold resource area. The initial focus of trenching will be on both extensions of Little Ruby, both extensions of Placer Valley and East of DMZ Offset. Other priority targets for trenching were identified by the Company in its press release of March 27, 2007, and will include 25 new gold-in-soil anomalies at Dachang East. The newly identified gold-in-soil anomalies cover two separate grids at Dachang East. The first grid is approximately 16 km2 and located southeast of the Company’s Dachang Main Zone resource area. The second grid covers 6 km2 and is approximately 4 km northeast of the DMZ. These new anomalies tend to be linear, between 40 to 240 meters in width with strike lengths varying from 600 to 1400 meters.

Trenching continues to be one of the most successful and cost-effective methods of gold exploration at Dachang due to the thin soil cover and near- surface mineralization observed throughout the property. As favourable trench results are received they will be prioritized for additional drilling.

SOIL SURVEY PROGRAM

Inter-Citic will also undertake a preliminary geophysical testing southeast of the Dachang Main Zone. The Company is currently finalizing the details of the exploration program with its joint venture partner, QGSI. Exploration at Dachang is conducted with the assistance of the numerous professionals from QGSI, working in co-operation with Inter-Citic’s technical team on site and supervised by Mr. Garth Pierce, Inter-Citic’s Vice-President of Exploration. Maps and associated materials are available on the Company’s website: www.inter-citic.com.

Mr. B. Terrence Hennessey, P.Geo, of Micon International Limited is a Qualified Person under the requirements of National Instrument 43-101 and has reviewed a copy of this press release.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China, including its 279 km2 Dachang Gold Project, in Qinghai Province. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2006 Financial Statements and Annual Information Form available on the SEDAR website at www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.